NEWALTA
Better ways to manage waste

07028863

SEC MAIL PROCESSING
RECEIVED
DEC 13 2007
WASH, D.C.
186
SECTION

December 5, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 27, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

1/2/08

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

News Release
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Exercise and Closing of Over-Allotment Option

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CALGARY, Alberta, Canada, November 27, 2007 - Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced the closing of the over-allotment option from the previously announced $100 million Convertible Unsecured Subordinated Debenture offering completed on November 16, 2007. The underwriters exercised the entire over-allotment option resulting in additional gross proceeds of $15 million. The underwriting syndicate for this offering was led by CIBC World Markets Inc. as the sole bookrunner, and co-led by RBC Capital Markets.

The net proceeds from the offering, including the net proceeds from the over-allotment option, will be used to pay down outstanding indebtedness borrowed to fund acquisitions and growth capital expenditures in 2007.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For more information, please contact
Newalta Income Fund
Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

END